ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Mikhail Henry
T +1 617 951 7780
lisa.henry@ropesgray.com

April 21, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Raymond A. Be

Re:	Rural America Growth & Income Fund (the “Fund”), a series of

Homestead Funds Trust (the “Trust”)

File Nos. 811-23429; 333-229995

Dear Mr. Be:

This letter is being filed to respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on March 29, 2021, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 4 to its registration statement. PEA No. 4 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on February 12, 2021 to register shares of the Fund, a new series of the Trust. The Trust expects to file a PEA pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement. A summary of the Staff’s comments and the Fund’s responses are set forth below. Capitalized terms used and not defined herein have the meanings given to them in PEA No. 4.

General

1.

Comment: Please file responses to the Staff’s comments on EDGAR as correspondence at least five business days prior to filing the 485(b) Filing. In addition, please send an email containing, or include in the correspondence, redlines showing the changes made to the Registration Statement in the response to these comments.

Response: The Fund will file its responses at least five business days prior to the 485(b) Filing. The Fund confirms that the responses below include the requested redlines showing the changes made to the Registration Statement in response to these comments.

2.

Comment: To the extent applicable, please incorporate the changes made in response to the Staff’s comments to multiple or similar disclosures throughout the Registration Statement, even if such disclosures are not directly referenced in the comment.

Response: The Fund will apply the changes described below throughout the Registration Statement, as appropriate.

Prospectus

3.	Comment: Please provide the Fund’s Annual Fund Operating Expenses table and Expense Example prior to the effective date of the filing.

Response: The Fund’s Annual Fund Operating Expenses table and Expense Example are provided in Appendix A attached hereto.

4.

Comment: The Staff notes the following language in included in footnote (b) to the Fund’s Annual Fund Operating Expenses table: “Operating expenses exclude [. . .] fees and expenses associated with an investment in (i) an investment company or (ii) any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the 1940 Act.” Please confirm the extent to which the Fund will invest in companies that would be investment companies but for the exceptions in Sections 3(c)(1) and 3(c)(7) (“private funds”) and the types of private funds the Fund intends to invest.

Response: The Fund does not presently intend to invest in private funds. The Fund respectfully submits that that the quoted language is included to align the fee disclosure with the language used in the Fund’s existing Expense Limitation Agreement.

5.

Comment: The Staff believes the term “rural” in the Fund’s name is a geographic reference that implicates Rule 35d-1under the 1940 Act (the “Names Rule”). The Staff notes that, as currently drafted, the Fund’s policy to invest under normal circumstances at least 80% of its net assets “in securities that have exposure to Rural America” (the “80% Test”) does not appear to comply with the relevant requirements of the Names Rule, insofar as the first criteria of the Fund’s definition of “exposure to Rural America” includes investments in an issuer that “would normally derive at least 10% of its total revenue” from the listed sectors. See Investment Company Names, Release No. IC-24828 (the “Adopting Release”). Please explain supplementally how the Fund’s proposed name is not materially misleading if it is permitted to invest in companies that may derive up to 90% of their total revenue from non-rural sectors. Please also supplementally explain how the Fund will determine the revenue breakdown of issuers with “meaningful revenue exposure to a key driver of rural American economy,” for purposes of complying with the Fund’s 80% Test.

Response: The Fund respectfully disagrees that the term “Rural America” refers to a geographic region. The Adopting Release states that, “[t]he term ‘geographic region’ includes one or more states of the United States or a geographic region within the United States.” The Fund does not believe that “Rural America” is a “geographic region” within the United States. Instead, “Rural America” refers to communities within the United States with a particular type of economy and/or population at a given time and that are continuously evolving. Indeed, areas of the country that may be considered “rural” one year may not be considered “rural” in a few years time, and, a rural community and the region in which it is located could expand or shrink over time depending on its changing demographics.1 In addition, according to the U.S. Census Bureau, there is no set definition for what is considered “rural” and different federal agencies may use different definitions.2 The Fund’s primary purpose is to offer an investment strategy that focuses on companies and investments that are significant contributors to a particular population (i.e., rural populations) in the United States rather than a specific geographic region. Accordingly, the Fund’s name is not intended to refer to a geographic region as contemplated by Rule 35d-1(a)(3).

Nonetheless, the Fund’s name is intended to suggest that the Fund invests in a particular type of investment—namely those that have a meaningful influence on rural American populations. Accordingly, the Fund has adopted the 80% Test in accordance with Rule 35d-1(a)(2), as set forth in the prospectus, and has clearly disclosed the specific criteria the portfolio managers will use to determine whether an investment falls within such policy. Management believes that the Fund’s name and the criteria set forth in the prospectus clearly disclose to investors that the Fund invests primarily in those companies that have a meaningful impact on rural American populations. As of the last U.S. census, only 19.3% of the U.S. population lived in a “rural” area (as defined by the U.S. Census Bureau), and such populations tend to be lower-income than more urban areas. Accordingly, if, for example, a company derives at least 10% of its total revenue from a key driver of the rural American economy or at least 10% of its capital expenditures are made in a rural American economy, management believes that company is making a meaningful effort to do business in the rural area and the issuer will likely have a significant impact on the economy of the rural area.

Based on the foregoing, the Fund believes that its name and 80% Test are consistent with Section 35(d) and Rule 35d-1 and clearly disclose to investors the nature of the Fund’s investments and how they tie to rural America. However, in order to further clarify the Fund’s 80% Test, the Fund has revised its disclosure as set forth in Appendix B attached hereto.

The Fund has modified its disclosure to refer to issuers with “meaningful economic exposure” to a key driver of rural American economy, which means that the issuer derives at least 10% of its total revenue from, or has at least 10% of its annual capital expenditures made and/or committed to, one or more of the sectors listed in the Fund’s principal investment strategies, or other sectors that RE Advisers determines to be a key drivers of rural American economy. In determining revenue breakdown, RE Advisers

1 According to the U.S. Census Bureau, “the rural population has declined as a percentage of the total population, from 54.4 percent in 1910 to 19.3 percent in 2010.” See Ratcliffe, et al., “Defining Rural at the U.S. Census Bureau: American Community Survey and Geography Brief,” ACSGEO-1, U.S. Census Bureau (Dec. 2016) available at https://www2.census.gov/geo/pdfs/reference/ua/Defining_Rural.pdf.

2 Id.

evaluates and analyzes a variety of sources of revenue information, including but not limited to: the issuer’s public disclosures and press releases, earnings reports, SEC filings, and regulatory and third party data. In addition, RE Advisers reviews transcripts of public interviews and conference calls (such as earnings calls) with the issuer’s management.

6.

Comment: Please provide the Staff with a model portfolio identifying for each of the Fund’s top 20 anticipated holdings: (i) the issuer, (ii) its anticipated weight, (iii) its industry, (iv) its market capitalization, (v) the primary exchange listing on which the issuer is offered, and (vi) the Fund’s basis for determining that the issuer has meaningful exposure to the “Rural American” economy.

Response: The Fund will provide the requested information to the Staff supplementally and confidentially.

7.

Comment: The Staff notes that the second and third criteria of the Fund’s definition of “exposure to Rural America” in the Fund’s Principal Investment Strategies, titled “NRECA cooperative service areas” and “Census county definition,” respectively, both reference the location “[where] the issuer’s headquarters and/or business operations are.” Consistent with existing SEC guidance, please revise this language so that the determination is based on where the issuer’s headquarters and/or principal business operations are located.

Response: As noted in response to Comment 5, the Fund does not believe that “Rural America” is a “geographic region” within the United States such that Rule 35d-1(a)(3) applies. In light of the Fund’s focus on investing in companies that have a meaningful impact on rural American populations and for the reasons noted in the response to Comment 5, the Fund believes that companies with material business operations located in a rural community, but which do not have their principal place of business in such community, still can potentially have meaningful impacts on rural populations and are therefore appropriate investments for the Fund and consistent with investor expectations. However, please see Appendix B for certain clarifying updates to the Fund’s principal investment strategy related to this Comment.

8.

Comment: The disclosure under the “Principal Investment Strategies” section appears to indicate that the Fund will take a value approach to investing, insofar as the Fund “invests in stocks of companies selling below what RE Advisers believes to be their fundamental value.” Please consider adding disclosure to the “Principal Risks” and “Description of Fund Risks” sections of the prospectus regarding the risks associated with value style investing.

Response: The Fund confirms that it does not intend to take a value approach to investing, and so respectfully declines to add the requested disclosure to its “Principal Risks” and “Description of Fund Risks” sections. The Fund will revise its disclosure as shown in Appendix B.

9.	Comment: The Staff notes that the disclosure under “Principal Investment Strategies” states: “Under normal market conditions, the Fund seeks to invest 30-70% of its assets in each asset class.” Please revise the disclosure to clarify what “each asset class” means in this context.

Response: The requested change will be made. The Fund will revise its disclosure as shown in Appendix B.

10.

Comment: The Staff notes that the disclosure under “Principal Investment Strategies” states: “For equity securities, the Fund generally invests in stocks of companies selling below what RE Advisers believes to be their fundamental value.” Please disclose how RE Advisers determines “fundamental value” and the data it will use to assess such value.

Response: As discussed in response to Comment 8 above, the Fund will remove the above-referenced disclosure from the Fund’s “Principal Investment Strategies.” Therefore, the Fund respectfully declines to make the requested change. See Appendix B for revised disclosure.

11.

Comment: In light of the Fund’s focus on investments in Rural America, please add disclosure to the “Principal Risks” and “Description of Fund Risks” sections of the prospectus regarding the risks associated with the demographic and economic trends impacting Rural America that may materially impact the Fund’s risk profile. In addition, to the extent the Fund’s principal investment strategy will consider macro trends impacting rural areas when making investment decisions or constructing the portfolio, please revise the disclosure to address the risks associated with such macro trends.

Response: The Fund will add the following disclosure under the “Principal Risks” and “Description of Fund Risks” sections:

“Rural America Investment Risk Because the Fund focuses its investments in companies tied economically to rural America, the Fund will be more susceptible to changes in rural American economic conditions, including, without limitation, those resulting from: the cyclicality of revenues and earnings associated with agribusinesses, unemployment rates, availability and quality of healthcare, changing consumer tastes, domestic and international competition, severe weather conditions and climate change, and the development of new infrastructure and related technologies. In the past, rural American populations have experienced deflation and instability in their financial institutions, and there can be no assurance that such difficulties will not resurface. Rural American economies may experience low demands for capital and low interest rate environments, and, as a result, investments in fixed income instruments in these regions may be subject to greater interest rate risk than are those in urban or suburban regions. Domestic trade restrictions and U.S. government tax and fiscal policies may have negative effects on rural American economies. Changes in any of the agribusiness value chain, infrastructure development, industrial transportation, consumer products and services, financial services, healthcare, or technology sectors could have a material negative impact on the Fund’s investments. For example, the retirement of coal generation assets, the expansion of broadband service, the implementation of more restrictive environmental laws and regulations, and any increases in the historically low interest rates in these regions may all impact the performance of the Fund’s investments.”

With respect to considering macro trends, the Fund does not intend to consider macro trends impacting rural America as part of its principal investment strategy, and so respectfully declines to make the requested change at this time.

12.

Comment: The Staff notes that the “Principal Risks” disclosure includes Loan Risk. To the extent the Fund intends to invest in bank loans as a principal investment strategy, please add more detailed disclosure to the “Principal Investment Strategies” section regarding bank loans, including disclosure regarding the fact that transactions in leveraged loans may take longer than seven days to settle and the impact that such delay might have on the Fund. Please also add disclosure addressing how the Fund intends to meet short-term liquidity needs that might arise as a result of this lengthy settlement period. The SEC Staff is aware that some bank loans are “covenant-lite.” If the Fund intends to hold a significant amount of covenant-lite loans, please revise the “Principal Risks” disclosure so that it addresses the risks associated with covenant-lite loans.

Response: The Fund intends to invest in loans by purchasing direct loans and participations, but the Fund does not presently intend to invest in covenant-lite loans as part of its principal investment strategy. The Fund has added additional disclosure to its “Principal Investment Strategies” as shown in Appendix B to clarify it may invest in loans generally. However, the Fund believes that disclosure regarding settlement and other risks related to investing in loans is more appropriate for the Fund’s principal risk disclosure included in response to Item 9 of Form N-1A. Accordingly, the Fund has revised its disclosure under “Additional Information About the Fund – Description of Fund Risks” as follows:

Loan Risk

The risks associated with ~~band and~~ direct loans and participations include, but are not limited to: inadequate perfection of the security interest granted under the loan documents; inadequate collateral; the possible invalidation or compromise of a loan transaction as a fraudulent conveyance or preference under relevant creditors’ rights laws; the validity and seniority of bank claims and guarantees; environmental liability that may arise with respect to collateral securing the obligations; adverse consequences resulting from participating in such instruments with other institutions with lower credit quality; long and less certain settlement periods; limitations on the ability of the Fund to directly enforce its rights with respect to participations and illiquidity in the market for the resale of such loans. The Fund may invest in loans made in connection with highly leveraged transactions, which are subject to greater credit and liquidity risks than other types of loans. Loans in which the Fund may invest may pay interest at floating rates. It is possible that the borrower may have the ability to change or to adjust the interest rate on a loan under circumstances or in ways that are unfavorable to the Fund, or that the timing or calculation of scheduled changes in the interest rate on a loan held by the Fund may delay, or prevent, the Fund from realizing the effects of favorable changes in interest rates.

Although the loans in which the Fund invests may be secured by specific collateral, there can be no assurance that liquidation of such collateral would satisfy the borrower’s obligation in the event of nonpayment of scheduled interest or principal, or that such collateral could be readily liquidated. In the event of the bankruptcy of a borrower, the Fund could experience delays or limitations in realizing the benefits of the collateral securing a loan or could recover nothing of what it is owed on the secured loan. If the terms of a secured loan do not require the borrower to pledge additional collateral in the event of a decline in the value of the already pledged collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loan. Uncollateralized (i.e., non-secured) loans are subject to greater risk of loss (i.e., nonpayment) in the event of default than secured loans since they do not afford the Fund recourse to collateral. The claims of holders of unsecured loans may be subordinated, and thus lower in priority, to claims of creditors holding secured indebtedness and possibly other classes of creditors holding unsecured debt.

Investments in loans may be difficult to value and may be illiquid for reasons including legal or contractual restrictions on resale. The secondary market for loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may cause the Fund to be unable to realize the full value of its investment in the loan, resulting in a material decline in the Fund’s net asset value.

Transactions in many loans settle on a delayed basis, and the Fund may not receive the proceeds from the sale of a loan for a substantial period after the sale. As a result, sale proceeds related to the sale of loans may not be available to make additional investments until a substantial period after the sale of the loans.

Leading financial institutions often act as agent for a broader group of lenders, generally referred to as a syndicate. The syndicate’s agent arranges the loan, holds collateral and accepts payments of principal and interest. If the agent develops financial problems, the Fund may not recover its investment or recovery may be delayed. By investing in a loan, the Fund may become a member of the syndicate. The loans in which the Fund invests may be rated below investment grade or may not be rated.

If a loan is acquired through an assignment, the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral. If a loan is acquired through a participation, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Investments in loans through a direct loan may involve additional risks to the Fund. For example, if a loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. In addition, it is conceivable that under emerging legal theories of lender liability, the Fund could be held liable as co-owner. It is unclear whether certain loans and other forms of direct indebtedness offer securities law protections against fraud and misrepresentation.

With respect to how the Fund intends to meet short-term liquidity needs, the Fund notes that it includes the following disclosure under “Account Transactions – How to Sell Shares”:

“RE Advisers expects to use a variety of resources to honor requests to redeem shares of the Funds, including available cash; short-term investments; interest, dividend income and other monies earned on portfolio investments; the proceeds from the sale or maturity of portfolio holdings; and various other techniques, including, without limitation, repurchase agreements.”

13.

Comment: The Staff notes the disclosure under “Principal Risks - Interest Rate Risk” states: “Bonds and other debt instruments typically have a positive duration.” Please revise the disclosure to explain what a “positive duration” is.

Response: The Fund respectfully submits that the meaning of the term “positive duration” is disclosed under “Description of Fund Risks – Debt Securities Risk – Interest Rate Risk,” which states in relevant part:

“In general, the value of a fixed-income instrument with positive duration will generally decline if interest rates increase, whereas the value of an instrument with negative duration will generally decline if interest rates decrease. The value of an instrument with a longer duration (whether positive or negative) will be more sensitive to changes in interest rates, and may experience greater volatility and risk, than a similar instrument with a shorter duration. Duration is a measure of the expected life of a bond that is used to determine the sensitivity of an instrument’s price to changes in interest rates. For example, the price of a bond fund with an average duration of three years generally would be expected to fall approximately 3% if interest rates rose by one percentage point.”

Notwithstanding this, for purposes of clarity, the Fund will revise the “Principal Risks – Interest Rate Risk” disclosure as follows:

Interest rate risk: The risk that debt instruments will change in value because of changes in interest rates. The value of an instrument with a longer duration (whether positive or negative) will be more sensitive to changes in interest rates than a similar instrument with a shorter duration. Bonds and other debt instruments typically have a positive duration, which means the~~. The~~ value of the~~a~~

~~debt~~ instrument ~~with positive duration~~ will generally decline if interest rates increase.

14.

Comment: The Staff notes that the “Principal Risks” disclosure includes Asset-Backed and Mortgage-Backed Securities Risk. Please explain what types of asset-backed securities and mortgage-backed securities the Fund will invest in. To the extent such investments are a principal investment strategy, please revise the disclosure under “Principal Investment Strategies” as applicable.

Response: The Fund has revised its disclosure as shown in response to Comment 12 to clarify that it may invest in mortgage-backed and other asset-back securities generally (the Fund notes that such instruments were already disclosed as part of its 20% policy). With respect to mortgage-backed securities, the Fund may invest in agency mortgage-backed securities, including those that are backed by the U.S. Department of Agriculture Rural Development, as well as non-agency mortgage-backed securities. The asset-backed securities in which the Fund may invest include, without limitation, those secured by agricultural and construction equipment and retail installment sale and loan contracts thereon, automobile loans, consumer loans, tax liens and litigation loans. The Fund does not currently expect to invest in any particular type of mortgage-backed or asset-backed security to an extent that would warrant more detailed disclosure.

15.

Comment: The Staff notes the disclosure under “Principal Risks - Portfolio Turnover Risk” states that “frequent purchases and sales of portfolio securities may result in [. . .] larger distributions of taxable capital gains to investors as compared to a fund that trades less frequently.” Please revise the disclosure to clarify that investors could possibly pay higher taxes as a result of portfolio turnover.

Response: The requested change will be made. The Fund will revise “Portfolio Turnover Risk” as follows:

Portfolio Turnover Risk The risk that frequent purchases and sales of portfolio securities may result in higher Fund expenses and may result in the realization of taxable capital gains (including short-term capital gains, which are generally taxable to shareholders subject to tax at ordinary income rates)~~larger distributions of taxable capital gains to investors as compared to a fund that trades less frequently~~.

16.

Comment: With respect to the disclosure under “Principal Risks - Manager Risk,” if the Fund’s investment adviser does not have experience managing funds with a rural focus similar to that of the Fund’s, please explicitly disclose this fact.

Response: Notwithstanding the Fund’s focus on rural America, the Fund’s portfolio will consist, at its core, of equity and fixed income securities similar to those in which other funds managed by RE Advisers invest and which are asset classes in which RE Advisers has ample experience managing and investing. As such, the Fund respectfully declines to make the requested change.

17.

Comment: The Staff notes the following disclosure relating to the third criteria of the Fund’s definition of “exposure to rural America” in the “Additional Information About the Fund – Rural America Growth & Income” section of the prospectus, titled “Census county definition”:

“The U.S. Census Bureau currently defines ‘rural’ as what is not considered an “urban” territory, which is largely based on residential population density and other measures such as total population thresholds, land use, and distance.”

Please revise the disclosure to include more detail about how these categories operate.

Response: The Fund will revise the quoted language under “Census county definition” as shown in Appendix B to clarify the U.S. Census Bureau’s current methods for delineating urban and rural areas, which are discussed in greater detail on the U.S. Census Bureau’s website.3

18.

Comment: Under “Additional Information About the Fund – Description of Fund Risks,” please tailor the disclosure under “Focused Investment Risk” so that it is specific to the Fund in order to provide investors with greater insight into how the Fund intends to focus its investments and the anticipated impacts of that focus are on other aspects of the Fund’s operations such as performance.

Response: The Fund respectfully submits that the disclosure added in response to Comment 11 addresses how the Fund intends to focus its investments in companies with exposure to rural America and the principal risks of that focus. In light of that disclosure, the Fund believes that the disclosure under “Focused Investment Risk” adequately and appropriately addresses the relevant risks that may arise in the event the Fund’s portfolio is focused on a particular market, industry, sector, country, region, or asset class and therefore respectfully declines to make the requested change.

19.	Comment: The Staff notes the disclosure under “Additional Information About the Fund – Description of Fund Risks – Illiquid and Restricted Securities Risk” states:

“To the extent that the Fund’s principal investment strategies involve derivatives or securities with substantial market and/or credit risk, the Fund will tend to have the greatest exposure to liquidity risk. In addition, when there is illiquidity in the market for certain securities, the Fund, due to limitations on illiquid investments, may be subject to purchase and sale restrictions.”

To the extent the Fund’s principal investment strategies involve derivatives, please discuss this fact in more detail in the “Principal Investment Strategies” section. Otherwise, please tailor the disclosure in this section to reflect the risks to which the Fund is exposed.

3 See Ratcliffe, et al., “Defining Rural at the U.S. Census Bureau: American Community Survey and Geography Brief,” ACSGEO-1, U.S. Census Bureau (Dec. 2016) available at https://www2.census.gov/geo/pdfs/reference/ua/Defining_Rural.pdf. The U.S. Census Bureau also maintains a publicly available list delineating the rurality of each county in the United States, which is available at https://www.census.gov/programs-surveys/geography/guidance/geo-areas/urban-rural.html.

Response: The Fund does not currently intend to invest in derivatives as a principal investment strategy. The Fund will tailor the disclosure under “Illiquid and Restricted Securities Risk” to note which Funds invest in derivatives as a principal investment strategy as follows: “To the extent that ~~the~~ a Fund~~’s principal investment strategies involve~~ engages in derivative~~s~~ transactions (for example, the Master Portfolio and International Equity Fund) or invests in securities with substantial market and/or credit risk, the Fund will tend to have greater ~~the greatest~~ exposure to liquidity risk. In addition, when there is illiquidity in the market for certain securities, the Fund, due to limitations on illiquid investments, may be subject to purchase and sale restrictions.”.

20.

Comment: Under “Management of the Fund,” the Staff notes RE Adviser’s relationship NRECA, which is described as “a not-for-profit organization which serves and represents the nation’s consumer-owned rural electric cooperatives.” Given the nature of the Fund’s strategy, please explain supplementally whether the Fund may, or intends to, invest in cooperatives represented by NRECA and, if so, under what terms.

Response: The Fund confirms that the Fund does not intend to invest directly in cooperatives represented by NRECA.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7780 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc:	Danielle C. Sieverling

Jeremy Sperlazza

Bryan Chegwidden

Nathan D. Briggs

Appendix A

Fees and Expenses

The table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)
Sales Charge on Purchases	None
Sales Charge on Reinvested Dividends	None
Deferred Sales Charge on Redemptions	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Other Expenses (a)	1.61%
Total Annual Fund Operating Expenses	2.26%
Fee Waiver and/or Expense Reimbursement (b)	-1.26%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (b)	1.00%

(a) Because the Fund is new, the amount shown for “Other Expenses” is based on estimated amounts for the current fiscal year.

(b) RE Advisers Corporation (“RE Advisers”) has contractually agreed, through at least May 1, 2022 to limit the Fund’s operating expenses to an amount not to exceed 1.00% of the Fund’s average daily net assets. Operating expenses exclude interest; taxes; brokerage commissions; other expenditures that are capitalized in accordance with generally accepted accounting principles; other extraordinary expenses not incurred in the ordinary course of the Fund’s business; and acquired fund fees and expenses such as the fees and expenses associated with an investment in (i) an investment company or (ii) any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), but for the exceptions to that definition provided for in Sections 3(c)(1) and 3(c)(7) of the 1940 Act. This waiver agreement will terminate immediately upon termination of the Fund’s Management Agreement and may be terminated by the Fund or RE Advisers with one year’s notice.

Expense Example

This example is intended to help you compare the cost of investing in the Fund to the cost of investing in other mutual funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same, except for any fee waiver or expense reimbursement, which is only in effect during the first year. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 YR	3 YR
$102	$585

Appendix B

Principal Investment Strategies

Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in ~~securities that have exposure to Rural~~companies that are important to the economic development of rural America. The Fund primarily invests in equity and fixed income securities of U.S. issuers.

The Fund considers ~~a security to have exposure to Rural~~an issuer to be important to the economic development of rural America if the issuer satisfies at least one of the following criteria:

1.

Rural economic factors - the issuer has meaningful ~~revenue~~economic exposure to a key driver of rural American economy~~. An issuer would~~ by either normally ~~derive~~deriving at least 10% of its total revenue from, or having at least 10% of its annual capital expenditures made and/or committed to, one or more of the sectors listed below, or other sectors that RE Advisers determines to be ~~a~~ key ~~driver~~drivers of rural American economy:

○	Agribusiness value chain - agriculture equipment, chemicals, food & beverage
○	Infrastructure development - broadband telecommunication, water infrastructure, road construction, waste management
○	Industrial transportation - rail, trucking, distributors
○	Consumer products and services - rural retailers, restaurants
○

Financial services - banks (based on loan breakdown and branch locations), financial exchanges (based on trading revenue associated with products integral to the rural economy), insurance (based on net premiums written for rural areas)

○	Healthcare - providers (providing healthcare to rural areas), payers (members based on rural areas), animal health (providing services to livestock)
○

Technology - enterprise software (providing software to rural banks and rural merchants), payments (providing payment processing to rural banks and rural merchants), automation (for example, providing automatic farming equipment)

2.

NRECA cooperative service areas - the issuer’s headquarters and/or material business operations (at least 10% of the issuer’s physical store or branch locations) are located in ~~a~~one or more zip ~~code~~codes serviced by one of National Rural Electric Cooperative ~~Association’s (“~~Association’s (“NRECA”) cooperative members.

3.

U.S. Census Bureau or issuer ~~county~~ definition - the issuer’s headquarters and/or material business operations (at least 10% of the issuer’s physical store or branch locations) are located in rural areas, which the Fund defines as (i) a county where at least~~greater than~~ 50% of the county’s population is in an area considered “rural,” as defined by the U.S. Census Bureau, or (ii) an area that the issuer has represented it considers to be “rural.” The U.S. Census Bureau currently defines “rural” as all population, housing and territory not included within an urbanized area or urban cluster. In general, urbanized areas include areas with 50,000 or more people and urbanized clusters include areas of at least 2,500 and less than 50,000 people. The U.S. Census

Bureau also considers density (the density of people per square foot in a single block), land use (land cover and impervious surfaces) and distance in order to determine what is considered an urbanized area or urban cluster.

The Fund may invest up to 20% of its assets in instruments that do not have exposure to ~~“Rural~~“rural America, ~~” as~~” within the criteria described above, primarily including U.S. Treasury securities; corporate bonds; municipal bonds; asset-backed and mortgage-backed securities; common stock and preferred stock (fixed maturity and perpetual); other investment companies, including open- end funds, closed-end funds and exchange traded funds (“ETFs”); commercial paper; and money market securities.

The allocation of the Fund’s investments across equity and fixed income asset classes will vary substantially from time to time. Under normal market conditions, the Fund seeks to invest 30-70% of its assets in each asset class. RE Advisers expects to allocate the Fund’s assets in response to changing market, financial, economic, and political factors and events that the Fund’s portfolio managers believe may affect the values of the Fund’s investments.

For equity securities, ~~the Fund generally invests in~~RE Advisers follows a bottom-up approach in selecting stocks of companies ~~selling below what RE Advisers believes to be their fundamental value.~~based on its fundamental research and consideration of variety of factors, such as a company’s business, potential earning power, financial ratios, competitive advantages, and the experience and qualifications of the company’s management.

The weighted average effective maturity of the Fund’s fixed income portfolio, under normal circumstances, is expected to be between three and ten years. The Fund may invest up to 15% of its assets in securities rated below investment grade (securities rated below BBB- by Standard & Poor’s Corporation or its equivalent by other Nationally Recognized Statistical Rating Organizations (“NRSRO”)) or unrated securities judged by RE Advisers to be of comparable quality. Corporate bonds and ~~certain~~ other fixed income instruments rated below investment grade are high yield, high risk bonds, commonly known as “junk bonds”. The Fund may invest directly in secured or unsecured loans or invest in loan assignments or participations, and may invest in mortgage-backed and other asset-backed securities.